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Exhibit 99.2

TRICOM ANNOUNCES NON-PAYMENT OF INTEREST ON ITS
11 3/8% SENIOR NOTES AND SELECTION OF FINANCIAL ADVISER

        (Santo Domingo, Dominican Republic, September 2, 2003) Tricom, S.A. (NYSE:TDR) today announced that adverse economic conditions and the devaluation of the Dominican peso have affected the Company's operating results and its ability to purchase U.S. dollars in order to service principal and interest on its debt obligations. As a result, the Company announced that, at this time, it will not be making an $11.4 million interest payment scheduled for September 2, 2003, related to its 11 3/8% Senior Notes due 2004. The Company has also decided not to proceed with its previously announced exchange offer and consent solicitation with respect to the $200 million aggregate outstanding principal amount of its 11 3/8% Senior Notes due 2004.

        Based on the terms of the indenture governing its 11 3/8% Senior Notes due 2004, the Company has 30 days to make the aforementioned interest payment in order to avoid a default. The Company is considering options that will enable it to make its interest payment on the 11 3/8% Senior Notes and is evaluating potential financial and strategic alternatives. The Company is currently negotiating with several of its creditors to refinance and restructure its debt and has already secured principal payment waivers and extensions on a number of its borrowings.

        The Company has engaged Bear, Stearns & Co. Inc. to assist in evaluating financial and strategic alternatives, which may include the refinancing or restructuring of its existing debt or the sale of all, or a portion, of its assets or business to a third party.

About TRICOM

        Tricom, S.A. is a full service communications services provider in the Dominican Republic. We offer local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, we are one of the few Latin American based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. We also offer digital mobile integrated services including two-way radio and paging services in Panama using iDEN® technology. For more information about Tricom, please visit www.tricom.net

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Cautionary Language Concerning Forward-Looking Statements

        Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, legal proceedings, exchange controls and occurrences in currency markets, competition, and the risk factors set forth in the Company's various filings with the Securities and Exchange Commission, including its more recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof.

For Further Information Contact:
Miguel Guerrero, Investor Relations
Ph (809) 476-4044 / 4012
E-mail: investor.relations@tricom.net

For additional information, please visit Tricom's Investor Relations website at http://www.tdr-investor.com or contact our Investor Relations department at the above numbers.

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  Exhibit 99.2